Exhibit 99.3

Addex Reports Q3 2020 Financial Results and Provides

Corporate Update

Geneva, Switzerland, November 3, 2020 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its third quarter financial results and provided an update on corporate activities.

“We continue to execute on our strategy to advance our portfolio of in-house discovered allosteric modulator programs and have made significant progress, with three programs scheduled to start clinical studies in Q1 2021, and a robust pipeline of preclinical programs advancing towards the clinic,” said Tim Dyer CEO of Addex. “Our GABAB PAM program is on track to deliver clinical candidates in 2021 and as announced yesterday we have received renewed support from our partner, Indivior. This is a tremendous position to be in and we are looking forward to achieving these important milestones.”

Research & Development Highlights:

•	Dipraglurant PD-LID pivotal Phase 2b/3 clinical trial poised to start in Q1 2021
•	Dipraglurant dystonia program scheduled to start Phase 2 blepharospasm clinical trial in Q1 2021
•	ADX71149 Phase 2 epilepsy study: Janssen (J&J) scheduled to dose patients in Q1 2021
•	GABAB PAM Indivior partnership extended with $2.8 million of additional research funding – expect to start IND enabling studies by end of 2021
•	Advancing mGlu2NAM and mGlu7NAM programs into late lead optimization – clinical candidate selection expected in 2021
•	Awarded CHF600K Innosuisse grant in collaboration with SIB (Swiss Institute of Bioinformatics) to identify new therapeutic indications for ADX10061, a highly selective and potent D1 receptor antagonist

Financial Highlights:

•	Cash and cash equivalents of CHF 17.8 million at September 30, 2020

Key Financial Data for the three-month and nine-months ended September 30, 2020

CHF’ thousands	Q3 20	Q3 19	Change	YTD 20	YTD 19	Change
Income	102	511	(409)	1,987	1,738	249
R&D expenses	(1,979)	(2,915)	936	(7,851)	(8,808)	957
G&A expenses	(1,236)	(1,358)	122	(4,496)	(4,179)	(317)
Total operating loss	(3,113)	(3,762)	649	(10,360)	(11,249)	889
Finance result, net	(200)	176	(376)	(374)	123	(497)
Net loss for the period	(3,313)	(3,586)	273	(10,734)	(11,126)	392
Basic and diluted net loss per share	(0.12)	(0.14)	0.02	(0.40)	(0.42)	0.02
Net decrease in cash and cash equivalents	(2,857)	(4,799)	1,942	(13,723)	(9,721)	(4,002)
Cash and cash equivalents as of September 30	17,813	31,949	(14,136)	17,813	31,949	(14,136)
Shareholders’ equity as of September 30	15,744	28,775	(13,031)	15,744	28,775	(13,031)

Financial Summary

Income decreased by CHF 0.4 million to CHF 0.1 million in the third quarter 2020, compared to CHF 0.5 million in the third quarter 2019, primarily due to reduced revenue recognition under our funded research collaboration with Indivior. During the nine-month period ended September 30, 2020, income increased by CHF 0.2 million compared to the nine-month period ended September 30, 2019, primarily due to increased revenue recognition under our funded research collaboration with Indivior.

Research and development costs decreased by CHF 0.9 million to CHF 2.0 million in the third quarter 2020 compared to the third quarter 2019, and decreased by CHF 1.0 million to CHF 7.9 million in the nine-month period ended September 30,2020 compared to the nine-month period ended September 2019, primarily due to the postponement of the start of our dipraglurant phase 2b/3 PD-LID clinical trial.

G&A expenses decreased by CHF 0.1 million to CHF 1.2 million in the third quarter 2020 compared to the third quarter 2019, primarily due to reduced professional fees partially offset by increased directors and officer’s liability insurance premiums. During the nine-month period ended September 30, 2020 G&A expenses increased by CHF 0.3 million compared to the nine-month period ended September 30, 2019, primarily due to increased directors and liability insurance premiums partially offset by lower professional fees.

The net loss decreased by CHF 0.3 million to CHF 3.3 million in the third quarter 2020 compared to the third quarter 2019 and CHF 0.4 million to CHF 10.8 million for the nine-month period ended September 30, 2020 compared to the nine-month period ended September 30, 2019, primarily due to reduced research and development costs.

Basic and diluted loss per share decreased to CHF 0.12 for the third quarter of 2020 compared to CHF 0.14 for the third quarter of 2019. For the nine-month period ended September 30, 2020, basic and diluted loss per share decreased to CHF 0.40 compared to CHF 0.42 for the same period ended September 30, 2019.

Cash and cash equivalents amounted to CHF17.8 million at September 30, 2020 compared to CHF 31.9 million at September 30, 2019 and CHF 31.5 million at December 31, 2019. The decrease was primarily due to cash used in operating activities.

2020 Condensed Consolidated Interim Financial Statements:

The third quarter 2020 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, Tuesday, November 3, 2020 at 16:00 CET / 15:00 GMT/ 10:00 ET, to review the financial results. Tim Dyer, Chief Executive Officer; Roger Mills, Chief Medical officer; and Robert Lütjens, Co-Head of Discovery (Biology), will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.

Dial-In Numbers:
•	Switzerland	+41445806522
•	UK	+442030092470
•	USA	+18774230830

Link for other countries

2.	Provide the operator with the Participant PIN Code: 48937768#

Joining the Live Event Online:

1.	In the 10 minutes prior to the call start time, sign in online by following this Webex Link

2.	Password: Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 Email: PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Forward Looking Statements:

Certain statements made in this announcement are forward-looking statements including with respect to the anticipated timing of the Company’s clinical candidate selection, clinical trials and the reporting of data therefrom. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including delays resulting from the COVID-19 pandemic and healthcare regulatory considerations. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.